UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

293792-10-7
(CUSIP Number)

Richard H. Bachmann
2727 North Loop West
Houston, Texas 77008-1038
(713) 880-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

May 1, 2002
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 293792-10-7		13D

1.	Name of Reporting Person; S.S. or IRS Identification

	Dan L. Duncan	###-##-####

2.	Check the Appropriate Box If A Member of a Group		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

2,589,836
	8.	Shared Voting Power

112,631,670
	9.	Sole Dispositive Power

2,589,836
	10.	Shared Dispositive Power

112,631,670
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

115,221,506
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

54.4%
14.	Type of Reporting Person

IN

CUSIP No. 293792-10-7	13D

1.		Name of Reporting Person; S.S. or IRS Identification

Enterprise Products Delaware Holdings L.P. 54-2093702

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.		SEC Use Only

4.		Source of Funds
OO

5.		Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.		Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

112,631,670
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

112,631,670
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

112,631,670
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

53.2%
14.	Type of Reporting Person

PN

CUSIP No. 293792-10-7		13D

1.	Name of Reporting Person; S.S. or IRS Identification

	EPC Partners II, Inc.	51-0371329

2.	Check the Appropriate Box If A Member of a Group		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

112,631,670
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

112,631,670
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

112,631,670
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

53.2%
14.	Type of Reporting Person

CO

CUSIP No. 293792-10-7		13D

1.	Name of Reporting Person; S.S. or IRS Identification

	Enterprise Products Company	74-1675622

2.	Check the Appropriate Box If A Member of a Group		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

112,631,670
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

112,631,670
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

112,631,670
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

53.2%
14.	Type of Reporting Person

CO

STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer.

        This Statement on Schedule 13D relates to the common units (the “Common Units”) of Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 2727 North Loop West, Houston, Texas 77008.

Item 2. Identity and Background.

        This statement is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), Enterprise Products Delaware Holdings, L.P., a Delaware limited partnership (“EPDH”), EPC Partners II, Inc., a Delaware corporation (“EPC Partners”) and Enterprise Products Company, a Texas corporation (“EPCO”). Each of Dan Duncan, EPDH, EPC Partners and EPCO is referred to herein as a “Reporting Person.”

        Dan Duncan’s business address is 2727 North Loop West, Houston, Texas 77008. Dan Duncan is a Director and Chairman of the Board of Enterprise Products GP, LLC, a Delaware limited liability company and the sole general partner of the Issuer (“EPGP”). EPGP’s principal business address and principal office address is 2727 North Loop West, Houston, Texas 77008.

        EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and EPGP in its capacity as general partner of the Issuer. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 2727 North Loop West, Houston, Texas 77008.

        EPC Partners is a wholly-owned subsidiary of EPCO. EPC Partners has no independent operations and its principal function is to directly and indirectly hold EPCO’s equity interest in the Issuer. EPC Partners’ principal business address and principal office address is 300 Delaware Avenue, Ste. 900, Wilmington, Delaware 19801.

        EPDH is an indirect wholly-owned subsidiary of EPC Partners (which is a wholly-owned subsidiary of EPCO). EPDH has no independent operations and its principal function is to hold EPC Partners’ indirect equity interest in the Issuer. EPDH’s principal business address and principal office address is 300 Delaware Avenue, 12th Floor, Wilmington, Delaware 19801.

        During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item has, during the last five years, been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        As previously reported in the Schedule 13G of the Reporting Persons, EPC Partners (which is a wholly-owned subsidiary of EPCO), acquired 67,105,830 Common Units and 42,819,740 Subordinated Units as part of the initial formation and capitalization of the Issuer in 1998, and in December 2002, EPC Partners transferred all of its Common Units and Subordinated Units to its wholly-owned subsidiary, EPDH. As a result of the Issuer satisfying certain financial tests in accordance with the terms of the Issuer’s Third Amended and Restated Partnership Agreement, 10,704,936 of the Subordinated Units converted into a like number of Common Units on May 1, 2002, and 10,704,936 of the Subordinated Units converted into a like number of Common Units on May 1, 2003, and the remaining 21,409,868 Subordinated Units converted into a like number of Common Units on August 1, 2003. All other Common Units owned by the Reporting Persons included in this Schedule 13D have been reflected in the Schedule 13G, as amended, of the Reporting Persons.

        On August 11, 2003, EPDH purchased 1,231,100 Common Units pursuant to the Issuer’s Dividend Reinvestment Plan. The source of the funds used to purchase such Common Units pursuant to the Dividend Reinvestment Plan was the quarterly cash distributions on the Common Units currently held by EPDH.

Item 4. Purpose of the Transaction.

        The purpose of the Reporting Persons’ acquisition of the Common Units and Subordinated Units of the Issuer in 1998 was to organize the Issuer as a publicly-traded partnership that is controlled by the Reporting Persons. Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

        (a)   EPDH holds directly 112,631,670 Common Units. EPDH is an indirect wholly-owned subsidiary of EPC Partners. Accordingly, EPC Partners has an indirect beneficial ownership interest in the 112,631,670 Common Units owned by EPDH.

        EPC Partners is a wholly-owned subsidiary of EPCO. Therefore, EPCO has an indirect beneficial ownership interest in the 112,631,670 Common Units held by EPDH, EPCO’s indirect wholly-owned subsidiary.

        Dan Duncan is the record owner of 111,600 Common Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 111,600 Common Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Common Units held by (1) the Duncan Family 1998 Trust, which owns 2,278,200 Common Units, and (2) the Duncan Family 2000 Trust, which owns 200,036 Common Units. Therefore, Dan Duncan is also the beneficial owner of the 2,278,200 and 200,036 Common Units held by the Duncan Family 1998 Trust and the Duncan Family 2000 Trust, respectively.

        Dan Duncan owns 50.437% of the voting stock of EPCO and, accordingly, exercises shared voting and dispositive power with respect to the 112,631,670 Common Units beneficially owned by EPCO, which, together with Dan Duncan’s 111,600 Common Units, the 2,278,200 Common Units owned by the Duncan Family 1998 Trust, and the 200,036 Common Units owned by the Duncan Family 2000 Trust, represents 54.4% of the outstanding Common Units (based upon the number of Common Units outstanding as of August 14, 2003). The remaining shares of EPCO capital stock are owned primarily by trusts established for the benefit of Dan Duncan’s family.

        (b)   As set forth herein, Dan Duncan has sole voting and dispositive power over the 111,600 Common Units that he owns, the 2,278,200 Common Units owned by the Duncan Family 1998 Trust, and the 200,036 Common Units owned by the Duncan Family 2000 Trust. Dan Duncan also has shared voting and dispositive power over the 112,631,670 Common Units beneficially owned by EPCO.

        As set forth herein, EPCO has shared voting and dispositive power over the 112,631,670 Common Units beneficially owned by EPDH (an indirect wholly-owned subsidiary of EPCO).

        As set forth herein, EPC Partners (a wholly-owned subsidiary of EPCO) has shared voting and dispositive power over the 112,631,670 Common Units beneficially owned by EPDH, its indirect wholly-owned subsidiary.

        As set forth herein, EPDH has shared voting and dispositive power over the 112,631,670 Common Units beneficially owned by EPDH.

        (c)   Except as otherwise set forth herein, none of the Reporting Persons have effected any transactions in Common Units in the past 60 days.

        (d)   No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

        (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        To the best of each Reporting Person’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

3.1	Third Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated May 15, 2002 (incorporated by reference to Exhibit 3.3 to Form 10-Q filed August 13, 2002).

3.2	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated August 7, 2002 (incorporated by reference to Exhibit 3.3 to Form 10-Q filed August 13, 2002).

3.3	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated December 17, 2002 (incorporated by reference to Exhibit 3.5 to Form 8-K filed December 17, 2002).

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2003	/s/ Dan L. Duncan
Dan L. Duncan

Dated: August 11, 2003	ENTERPRISE PRODUCTS DELAWARE HOLDINGS, L.P.

	By:	Enterprise Products Delaware General, LLC,
its general partner
	By:	/s/ Darryl Smith
Darryl Smith
Manager

Dated: August 11, 2003	ENTERPRISE PRODUCTS COMPANY

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President

Dated: August 11, 2003	EPC PARTNERS II, INC.

	By:	/s/ Francis B. Jacobs, II
Francis B. Jacobs, II
President

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS COMPANY

        Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 2727 North Loop West, Houston, Texas 77008. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Present Principal Occupation and Position

Dan L. Duncan	Chairman of the Board and Director

O.S. Andras	Vice Chairman of the Board and Director

Randa D. Williams	President and Chief Executive Officer and Director

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer and Director

Michael A. Creel	Vice President and Chief Financial Officer

L. James Andras	Vice President, Executive Vice President Transportation Division

Dannine D. Avara	Vice President of Investment Division and Director

Frank A. Chapman	Vice President, Corporate Risk

Scott D. Duncan	Vice President of Investor Division and Director

W. Randall Fowler	Vice President and Treasurer

Milane Duncan Frantz	Vice President of Investment Division and Director

Theodore Helfgott	Vice President

Michael J. Knesek	Vice President, Controller and Principal Accounting Officer

Earl M. Lambert, II	Vice President and Chief Information Officer

Jesse J. Radvansky	Vice President, Executive Vice President Transportation Division

A-1

Robert M. Stark	Vice President, President of Transportation Division

John L. Tomerlin	Vice President

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPC PARTNERS II, INC.

        Directors and Executive Officers of EPC Partners II, Inc. (“EPC Partners”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPC Partners. Unless otherwise indicated below, the current business address for each of the individuals listed below is 300 Delaware Avenue, 12th Floor, Wilmington, Delaware 19801. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Present Principal Occupation and Position

Francis B. Jacobs, II	President and Director

Victoria L. Garret	Secretary and Director

Joan Dobrzynski	Treasurer and Director

ENTERPRISE PRODUCTS DELAWARE GENERAL, LLC

        Enterprise Products Delaware General, LLC, a Delaware limited liability company (“EPDG”), is the general partner of Enterprise Products Delaware Holdings L.P. (“EPDH”). EPDG is a wholly-owned subsidiary of EPC Partners. EPDG’s principal business, as general partner of EPDH, is to manage the business and operations of EPDH. EPDG’s principal business address and principal office address is 300 Delaware Avenue, 12th Floor, Wilmington, Delaware 19801.

A-2